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                     June 4, 2024

       Jun Yoon
       Chief Financial Officer
       Structure Therapeutics Inc.
       601 Gateway Blvd., Suite 900
       South San Francisco, California
       94080

                                                        Re: Structure
Therapeutics Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41608

       Dear Jun Yoon:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences